Exhibit 4.3

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK OF

CAPSTONE TURBINE CORPORATION

Capstone Turbine Corporation (the “Corporation”) does hereby certify as follows:

ONE:                       The date on which the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Corporation (the “Certificate of Designation”) was filed with the Secretary of State of the State of Delaware was July 8, 2005.

TWO:                     The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 151 of the General Corporation Law of the State of Delaware and pursuant to the authority vested in the Board of Directors by the Second Amended and Restated Certificate of Incorporation of the Corporation adopted resolutions amending the Certificate of Designation as follows:

Section 1 of the Certificate of Designation shall be amended and restated to read in its entirety as follows:

1.             Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” and the number of shares constituting such series shall be 4,150,000.

Section 2(a) of the Certificate of Designation shall be amended and restated to read in its entirety as follows:

(a)           Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the fifteenth (15th) day of March, June, September and December in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to 100 times the aggregate per share amount of all dividends or other distributions, including non-cash dividends (payable in kind), other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock, par value $0.001 per share, of the Corporation (the “Common Stock”) since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. In the event the Corporation shall at any time after July 18, 2005 (the “Rights Declaration Date”) (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

THREE:  All other provisions of the Certificate of Designation shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 16th day of September, 2008.

CAPSTONE TURBINE CORPORATION

By:	/s/ DARREN R. JAMISON

Darren R. Jamison
Chief Executive Officer